Exhibit 14.1
Code of Ethics and Business Conduct
Lester Combs, Operations Manager
Achieving Excellence through Ethical Conduct

Contents

Introduction: Doing the Right Thing	4

What is GenOn’s Ethics and Compliance Program?	6

Doing the Right Thing While Conducting Business	7
• Avoiding Conflicts of Interest	7
• Exchanging Gifts and Entertainment Wisely	8
• Trading Securities Legally	9
• Disclosing Material Information Appropriately	9
• Competing Fairly	10

Doing the Right Thing at Work	11
• Preventing and Detecting Fraud	11
• Reporting Financial Information Accurately	11
• Trading Energy Ethically	12
• Respecting Company Property	12
• Retaining Business Records	13
• Safeguarding Corporate Resources	13
• Working Safely and Staying Healthy	14
• Respecting Each Other	16

Doing the Right Thing in the Community	17
• Protecting the Environment	17
• Maintaining Appropriate Government Relations	17

What Every Employee Needs to Know About	18
• Violating the Code	18
• Making Amendments and Waivers to the Code	18
• Reporting and Resolving Ethics and Business Conduct Issues	18

Conclusion: Acting Honorably	20

Dear Fellow Employee:
This is one of the most important documents I will ever send to you. Our Code of Ethics and Business Conduct (“the Code”) is the core of our compliance program, the program that helps to ensure we always comply with the law. Equally important, the Code is simply the way we do business. The Code applies to GenOn officers, employees, the Board of Directors and its subsidiaries.
This document reminds us of what we have all learned from our parents, our schools and our children — that there truly are right ways and wrong ways to do things. In most cases, we know what the right way is. Using our common sense will be a trustworthy guide in most situations.
No code can address every situation and we don’t try to do so here. We live in a complex world and the ethics or even the legality of many of our day-to-day decisions isn’t always obvious. The Code does provide guidance on many subjects, some general and others very specific. When in doubt, ask questions. Your supervisor, someone in Ethics and Compliance, Legal Services, Human Resources, your Risk Area Officer or the Chief Compliance Officer can provide a good sounding board for determining the best thing to do. You can send a note to ChiefComOfficer@genon.com, or ask your question anonymously through GenOn’s confidential hotline, called the Guideline. You may also refer to our detailed policies which can be found on the company’s Policy Page. Be assured that no employee will ever be punished for asking about or raising concerns regarding ethical matters.
I ask that you read the following document in its entirety. Your understanding and commitment to uphold GenOn’s Code of Ethics and Business Conduct is truly important to your personal and our collective success.
Edward R. Muller
Chairman and Chief Executive Officer
Ed Muller, Chairman and CEO

Mike Abell
Senior Plant Technician
Cheryl Gephart
Administrative Assistant
Introduction: Doing the Right Thing
You’ve made a decision and you’re ready to put it into action. Great. But what if your decision made the front page of your local newspaper — would you be proud of your decision? Or would you try to hide the article from your family and friends?
Our dealings with co-workers, suppliers, partners, customers, regulators, shareholders and the public should be fair and honorable, whether or not our behavior will become widely known. The personal behavior of each of us — good and bad — reflects on all of us and on our company.
In the worst cases, the integrity and even the viability of a company can be undermined by the actions of one or a handful of employees. Events in the past have shown us examples of jobs lost and companies destroyed because one or more employees thought they were above the law. In these cases, if employees had been willing to come forward and raise concerns about breaches of the law or ethical standards, the outcome may have been entirely different.
Self-reporting is the crux of a successful compliance program — and that’s why this document is so important. Employees are obligated to report unethical or illegal behavior that they witness. Make time to review this entire Code of Ethics and Business Conduct and all related policies so that you will be able to make good decisions and identify potential compliance problems. If you witness a violation, tell your supervisor, someone in Ethics and Compliance, Legal Services, Human Resources, your Risk Area Officer or the Chief Compliance Officer. You can also send a note to ChiefComOfficer@genon.com, or raise the issue anonymously through the Guideline (see “Reporting and Resolving Ethics and Business Conduct Issues”). No employee will ever be punished for reporting in good faith violations of law or ethical behavior.
Note: As you read through this policy, reference will be made to other GenOn policies and staff positions. You are expected to familiarize yourself with all company policies that are applicable to your role. Position titles may vary by location and titles may periodically change. Please refer to the GenOn intranet site for contact information specific to your location. If you prefer, you may also ask your question by sending an e-mail to ChiefComOfficer@genon.com.

Doing the Right Thing
At GenOn, we do the right thing. Abiding by the law and our Code of Ethics and Business Conduct means acting honorably, ethically and with integrity at all times. Whether we’re at work or in the community, we want people to respect the Company.
We Do the Right Thing While Conducting Business
We avoid conflicts of interest and use good judgment in all of our business endeavors. A conflict of interest exists when someone puts himself or herself in a position in which his or her own interests do or could conflict with GenOn’s interests — for example, serving as a consultant or subject expert for a Wall Street firm or other entity. We also don’t engage in elaborate gift giving or entertainment to influence others. We don’t use or share material non-public information. We protect the confidentiality of GenOn’s business information.
We Do the Right Thing at Work
We prevent and detect fraud. We retain business records and safeguard corporate resources. Each day, we work safely and respect each other.
We Do the Right Thing in the Community
We work hard for balanced and reasonable environmental solutions. We deal with governments, regulators and companies honestly and openly.
Doing the right thing is simply the way GenOn does business and applies to GenOn officers, employees, subsidiaries and the Board of Directors. When we aren’t certain how to handle a situation, we ask questions. Doing the right thing is not always the easiest answer, but we know it is always the best answer.
Plant Technician Tyrone Diggs and Senior Plant Technicians Sheila Porter and David Gross
Sharene Shealey
Air Quality Specialist

Kelven Johnson
Senior Plant Technician
What is GenOn’s Ethics and Compliance Program?
The purpose of GenOn’s ethics and compliance program is to ensure we live up to the GenOn Mission — complying with the law and acting honorably, ethically and with integrity — as a company and as individuals. The program has eight primary goals:
•	Foster a Culture of Ethical Conduct and Legal Compliance. It starts from the top. The actions of senior management set the standard for all employees.

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Implement Informed Oversight. GenOn’s entire ethics and compliance program is overseen by the Chief Compliance Officer (who is also our General Counsel) and the Audit Committee of the Board of Directors.

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Define Responsibilities. Risk Area Officers help to ensure that we run our entire business lawfully and ethically. These employees are responsible for developing compliance policies, providing training and enforcing appropriate application of these policies in their areas.

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Communicate GenOn’s Code of Ethics and Business Conduct. This document is given to all employees and is required reading. It applies to all employees of GenOn and its subsidiaries as well as GenOn’s Board of Directors. Understanding and complying with it are essential aspects of performing your job satisfactorily. Supervisors are expected to ensure that employees who report to them understand and follow the Code and complete their assigned compliance training and policy acknowledgements.

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Communicate GenOn’s Policies. GenOn has many policies. Some of these policies apply company-wide. Others are regional in nature and only apply to certain employees. Current versions of all policies may be found on the company’s Policy Page. More information about your responsibilities may also be obtained from Ethics and Compliance. Policies are modified so please check back from time to time.

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Train Employees on Ethics and Compliance Topics. GenOn provides online and in-person training to help employees understand and adopt appropriate business practices. Completing required training is a condition of continued employment with GenOn.

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Facilitate Reporting of Concerns or Violations. Employees are encouraged to share their concerns or observations with their supervisor, someone in Ethics and Compliance, Legal Services, Human Resources, your Risk Area Officer or the Chief Compliance Officer or through the company’s hotline, called Guideline or ChiefComOfficer@genon.com.

•	Answer Questions. Situations may come up in which there is no clear-cut answer on what to do. When in doubt, always ask.
Our compliance program is a natural extension of our mission as the stewards of GenOn. At the end of the day, the success of our compliance program is dependent on you — the employees of the Company. That’s why each of us (officers, employees and the Board of Directors) is responsible for knowing what the law and the Code require of us and committing to do our part.

Doing the Right Thing While Conducting Business
Avoiding Conflicts of Interest
A conflict of interest exists when someone puts himself or herself in a position in which his or her own interests do or could conflict with GenOn’s interests.
You have a friend who provides consulting services to a local utility. Your friend would like to expand his business relationship with the utility and provide information in an area that you know very well — and he’s willing to pay you for your expertise. Is it all right for you to make a little extra cash on the side?
The answer is “It depends.” Providing business information that you gained as a GenOn employee to a potential competitor is a possible conflict of interest.
Other examples of potential conflicts of interest include:
•	Serving in an official capacity for a supplier, customer, business partner, competitor of GenOn or someone seeking our business;

•	Dealing directly with an immediate family member or significant other who is employed by a supplier, customer, business partner or competitor of GenOn while you are working on behalf of the Company;

•	Relatives working in the same reporting chain. GenOn will not hire relatives to work in direct or indirect reporting relationships or in the same plant or office location.

•	Pursuing a business opportunity discovered through your association with GenOn. In all cases, such opportunities are first considered business opportunities for GenOn and we have a responsibility to further GenOn’s interests before our own. What you do on your own time without using or appropriating information or equipment that belongs to GenOn is usually not a conflict of interest — for example, a GenOn electrician installing electric wiring at residences during non-business hours does not have a conflict of interest. Sometimes, however, it can be difficult to prove that you did not appropriate information belonging to GenOn — for example, serving as an “expert adviser” or consultant for a Wall Street firm might be perceived as a conflict of interest and should not be undertaken without advance approval from the Chief Compliance Officer; and

•	Undertaking a financial involvement, including an investment, with a supplier, customer, business partner or competitor of GenOn. Many factors will be considered in determining whether a conflict exists, including the size and nature of the investment, your ability to influence GenOn’s decisions, your access to confidential information, and the relationship between GenOn and the other company.

(Note: It is not considered a conflict of interest when such an investment is (i) in a publicly held company representing less than one percent of the company’s outstanding stock and less than 10 percent of the individual’s net worth or (ii) in non-discretionary diversified mutual funds or other similar funds.)
When acting on behalf of GenOn, it’s important for us to make business decisions based on the best interests of GenOn, not on personal considerations or relationships. Conflicts of interest can undermine business judgment, threaten the reputation of the Company and its employees, and lead to unnecessary legal risks. Even the mere perception of a conflict of interest could cause the intent of your actions to be questioned. If you have a financial involvement as described above or any other potential conflict of interest, you should contact Ethics and Compliance for guidance.
Q:	My wife owns a plumbing company that provides services to one of our power stations. Do I need to report this?

A:	Yes. Contact Ethics and Compliance and describe your wife’s business. You will be asked a few questions to determine if a conflict of interest exists and what steps to take, if any.

Q:	I still own stock of my former employer, a competitor of GenOn. Do I have to sell the stock?

A:	It depends on a number of factors. You must report your ownership of the stock to Ethics and Compliance unless you own less than one percent of the outstanding stock and it represents less than 10 percent of your net worth, or if you own the stock in a non-discretionary mutual fund account. Ethics and Compliance will determine if owning the stock is a conflict of interest.

Q:	A position just became available in my department that my daughter would be perfect for. Can I recommend her for the position?

A:	To prevent a conflict of interest, GenOn does not allow relatives of any kind to be hired to work in the same office building or plant facility. Current employees who are relatives may not work in direct or indirect reporting relationships.

Q:	I’ve been working at a GenOn plant for 20 years and one of the Company’s vendors has asked me to help them with a project at a non-GenOn power plant. Is it OK for me to do this during my off hours?

A:	You need to discuss this opportunity with your supervisor first, and then get the approval of your Executive Committee member and the Chief Compliance Officer. Some of the factors that will be considered are the actual work you would be doing, whether the other plant is a competitor of GenOn, whether you would need any GenOn resources (such as tools or information) to complete the work, how it would affect your work at GenOn and GenOn’s relationship with the vendor.

Q:	A vendor gave me a shirt and hat with his company logo on them. Can I keep these gifts?

A:	Yes, you may keep them.
Generally, it’s OK to accept gifts from customers, suppliers and business partners that are of a nominal value. If a gift, meal or entertainment is valued at over US$100, then you must report it to the Chief Compliance Officer at ChiefComOfficer@genon.com who will retain a gift log that will be periodically reviewed by Internal Audit. If a gift, meal or entertainment has an actual or estimated value of US$500, you must obtain approval of the officer responsible for your area before accepting it and reporting it to the Chief Compliance Officer.
Other important considerations to keep in mind:
•	A conflict of interest may exist if you have a job outside GenOn that causes — or is perceived to cause — you to choose between the interests of GenOn and your other employer. Be sure that your outside work wouldn’t embarrass or discredit GenOn or require you to use Company resources.

•	If you have an opportunity to serve as a director (or any similar function) of a for-profit business, you must first obtain approval through your Executive Committee member and the Chief Compliance Officer. You may contact Ethics and Compliance for assistance or submit your question to ChiefComOfficer@genon.com.

•	We should all try to serve our community, but occasionally conflicts of interest may arise if you are involved with a not-for-profit business (even a charity) or public service (including holding office). If you think there may be a conflict of interest, obtain approval from your Executive Committee member and the Chief Compliance Officer before seeking or accepting a role.
Exchanging Gifts and Entertainment Wisely
Creating and maintaining good relationships with our customers, suppliers and business partners are important to GenOn’s success. The occasional exchange of gifts, meals and entertainment of small value are a common business practice meant to provide a legitimate opportunity to interact, create goodwill and establish trust.
However, it’s important for us to use good judgment when determining the appropriateness of a gift, meal or entertainment. Business gifts that are extravagant or would influence you (or could be perceived to have influenced you) are inappropriate and should not be accepted. An inappropriate gift might cloud, or be perceived to have clouded, our objectivity and decision-making.
Giving Gifts
Gifts given with the intent to bribe, make a kickback or place undue influence are, of course, illegal and not the way GenOn conducts business.
An appropriate business-related gift is:
•	Of moderate value and frequency;

•	Not something that will embarrass or discredit the Company;

•	Appropriate and lawful in light of the recipient’s business relationship to GenOn; and

•	Not made in cash or a cash equivalent such as gift cards, vouchers, checks, money orders, stock and similar items.
Our business relationships with union representatives, government and foreign officials are subject to a higher level of scrutiny. There are very complex laws concerning gifts made to these groups. Violating these laws could have serious consequences for GenOn and jeopardize our continuing relationships with these entities.
If you are considering making a gift to a union representative or foreign official, it’s very important for you to consult with Ethics and Compliance first.

When you are considering making a gift to a federal, state or local government official, you should contact GenOn’s Assistant General Counsel for Government and Regulatory Affairs first. This includes gifts and entertainment of employees of municipally-owned utilities and similar entities. When gifts are given to federal officials, there are specific rules that apply to members of Congress and their staffs. The Lobbying Disclosure Act (LDA) prohibits all gifts, including meals, from lobbyists and lobbyist employers such as GenOn, with certain exceptions. Contact GenOn’s Assistant General Counsel to ensure that your gift would fall within an exception.
Receiving Gifts
Sometimes in the act of doing business, you may receive gifts, meals or entertainment. Any such offer that has an actual or estimated value of over US$100 must be reported to the Chief Compliance Officer at ChiefComOfficer@genon.com, who will record and maintain a log of these gifts. The log will be reviewed periodically by Internal Audit. If a gift, meal or entertainment has an actual or estimated value equal to or greater than US$500, you must obtain approval of the officer responsible for your area before accepting it and reporting it to the Chief Compliance Officer.
Trading Securities Legally
You’ve just discovered that GenOn is planning to announce a major acquisition. Should you buy stock in the company to be acquired? Tell your best friend to do the same? It may be tempting to “cash in” and make some “easy money” in a situation like this — but it’s absolutely illegal and unethical.
Laws governing the selling and buying of stock were established to protect the interests of all market participants. GenOn is committed to ensuring that our employees abide by these laws.
At the heart of improper securities trading is knowledge of “material non-public information.” This means being aware of anything not yet made public that an investor would likely consider important in determining whether to buy or sell stock. You may not purchase or sell securities while in possession of material non-public information. This applies not only to GenOn securities but those of other companies with which we do business. For example, in the ordinary course of your work at GenOn, you may become aware of material non-public information about a business partner. In all these cases, it’s illegal for you to trade securities or pass along material non-public information to anyone else who trades on that information.
Additional prohibitions and requirements apply to GenOn’s directors and certain other officers and employees. Refer to GenOn’s Insider Trading Policy, which may be found on the company’s Policy Page.
Violating securities laws has serious consequences including the possibility of substantial fines and jail time. If you have any questions about this topic, seek guidance from Legal Services.
Disclosing Material Information Appropriately
Sharing material information with our shareholders and others at the right time and in the right manner is required by law and is also critical to the Company’s success.
Q:	A vendor just offered me two tickets to the Braves vs Astros games but will not be attending. May I accept them?

A:	It depends. Since the vendor is not going, this is considered a gift. Gifts should be reasonable and appropriate for your business relationship. If the tickets are to a World Series game, out of town, in a suite, this would not be appropriate. If it’s a local game and the value is not significant, it is probably OK.

Q:	I am remodeling my house and I’m sure I could get a discount for office furniture from GenOn’s supplier since we do so much business with them. Is that OK?

A:	It depends. If the supplier is associated with the Company managed employee discount program, it’s probably OK. But asking a supplier who is not a part of this program to give you a deal because GenOn is a large purchaser would not be OK. You can ask for advice at ChiefComOfficer@genon.com.

Q:	I have been invited to an all expense paid trip to Colorado to network with others in my field regarding the latest industry trends. May I go?

A:	If the event is truly business related, you should be comfortable with the Company picking up the travel and lodging. Insofar as meals and entertainment are concerned, those are treated like any other meals and entertainment expenses and subject to the general reasonableness standard.
Rich Rickel and Kent Hardman
Senior Fossil Technicians

Q:	I have access to our earnings information before it is released.

I know I can’t give out the exact information before it’s filed with the SEC, but if someone asks me about the results before the filing, can I give them a vague idea of the results?

A:	No, disclosures of non-public information of any type — even gestures or hints — are strictly prohibited.

Non-public information should only be discussed among employees who have a need to know in order to complete their job responsibilities.

Q:	A message board on the Internet says that GenOn is about to sell a power plant. I know that’s not true. Should I post the correct information?

A:	No. However, you should report it to Communications. Only a handful of GenOn employees are authorized to communicate with the public and the media through our financial reporting and press releases.

Q:	Can I agree with a competitor not to buy power from ABC Corporation if it goes above a certain dollar limit?

A:	Absolutely not. Any agreement between competitors relating to boycotting a particular company is against antitrust laws and regulations, regardless of whether or not various competitors believe the price is not appropriate. GenOn makes its own decisions regarding who it will work with, not in consultation with any competitor.
Annie Shade
Senior Plant Technician
To prevent misunderstandings and miscommunication, a small group of GenOn employees are the sole point of contact for the press and financial community — including shareholders, analysts, lenders and bondholders. If you receive a call from the press or a member of the financial community, refer the caller to GenOn’s Communications or Investor Relations departments. You should not talk with or forward GenOn information to the media or members of the financial community unless you have been authorized to do so.
What else should you do to protect the confidentiality of GenOn’s business information?
•	Be aware that others may hear you. Talking on cell phones and in elevators and other public places can result in the inadvertent disclosure of confidential business information. Avoid having these conversations where they may be overheard.

•	If you need to discuss confidential business information with a customer, supplier or business partner, ask them to sign a confidentiality agreement first. Contact Legal Services for assistance in properly executing this agreement.

•	Never initiate a conversation with the press on matters involving GenOn.

•	Don’t discuss any GenOn-related information, whether material, confidential or otherwise, in Internet chatrooms, message boards or blogs. Even if the information posted is incorrect, you should not respond.

•	Don’t discuss your work duties or work environment on your personal Web site or blog.
Please refer to GenOn’s Confidential Information and Security Policy, which may be found on the company’s Policy Page. More information about your responsibilities may also be obtained from Ethics and Compliance.
Competing Fairly
Competition is the foundation of our business. We advocate public policies, laws and regulations that protect and foster competition in the marketplace. Without a fair playing field, our options for creating shareholder value are severely constricted.
At GenOn, we take pride in winning business on the basis of price, superior service and reliability — and not through any attempts to restrain or limit trade such as engaging in boycotts or disparaging competitors.
Many laws about antitrust and competition govern our operations:
•	Services, prices and other terms and conditions that are offered to customers must be determined independently, not in collaboration with competitors or others.

•	Competition must be based on efficiency, effectiveness and customer satisfaction, not on actions to restrict customer options if the effect is to injure competition.
Violating antitrust laws and regulations in any jurisdiction can lead to substantial fines, loss of business, damage to GenOn’s reputation and jail time. If you are ever concerned about the antitrust implications of any conversation, agreement or other arrangement, refer to the Antitrust Policy, which may be found on the company’s Policy Page. More information about your responsibilities may also be obtained from Legal Services.

Doing the Right Thing at Work
Preventing and Detecting Fraud
Fraud comes in many forms — most commonly asset misappropriation, corruption and fraudulent statements.
•	Asset misappropriation occurs when an employee steals cash or assets, such as equipment, office supplies, inventory or intellectual property, from the company, establishes an undisclosed account or directs payment for an undocumented expense.
•	Corruption cases typically involve employees who have a hand in the purchasing process and have the ability to direct company business to a particular contractor or supplier in return for a “kickback” or fee.
•	Fraudulent statements refer specifically to fraudulent financial statements made by company executives to lenders, investors and shareholders.
At GenOn, we prevent and detect fraud by implementing internal controls and our compliance program. As the stewards of GenOn, every employee is expected to be on the lookout for fraudulent activity as it directly impacts our ability to create maximum value for the owners of our business. Furthermore, it’s simply not the way we do business.
The following items describe situations that any employee may encounter in his or her day-to-day business activities.
Reporting Financial Information Accurately
We’ve all read the headlines and seen the pictures: CEOs and CFOs in handcuffs trying to avoid the camera. Falsely reporting financial information is perhaps the most visible example of unethical corporate behavior. And with good reason — the actions of one or a few can destroy shareholder value and the job security of hard-working employees.
At GenOn, we take our legal requirement and ethical obligation to report accurate and complete financial information seriously. Our shareholders, regulators, customers, employees and others are relying on us to do no less.
GenOn has adopted policies to ensure that all transactions have proper management approval and are properly accounted for in our books and records, and that our public reports and financial statements fairly and accurately reflect these transactions. GenOn funds and assets are used solely for lawful and approved purposes, are supported by appropriate documentation and are properly recorded or disclosed. All books and records are maintained in reasonable detail so as to accurately and fairly reflect transactions and dispositions of assets. It’s essential for all employees who have any responsibility for financial transactions to be familiar with and comply with GenOn’s policies, accounting controls and procedures.
We also continue to foster an atmosphere that enables the Company’s independent auditor to exercise objective, impartial judgment. GenOn employees are expected to be candid, provide all information requested and cooperate fully with our independent auditors so that they can appropriately audit our books and records. All employees are prohibited from knowingly misrepresenting information, such as making false or misleading entries in the books and records, failing to correct materially false records or signing materially false documents. These activities can result in civil and/or criminal prosecution.
Q:	If my department runs out of training dollars but has unused finances in another budget, isn’t it OK for us to expense additional training with this other fund?
A:	No, it’s not OK. Budgets are approved with the understanding that the resources will be used only for the stated purpose. If you believe the additional training is important, talk with your manager who may be able to approve an overrun of the department training budget.
Q:	I’ve been traveling on GenOn business for a week, representing the Company at high-pressure meetings. It’s been a stressful trip and I’m having a hard time relaxing. Can I include a back massage in my expense report?
A:	No, massages and other spa services are non-reimbursable expenses. According to the IRS, a business expense must be both ordinary and necessary. An ordinary expense is one that is common and accepted in your trade or business.
A necessary expense is one that is helpful and appropriate for your trade or business. See the Travel and Business Expense Reimbursement Policy for more details.
Q:	I was trying to arrive on time to a GenOn meeting and was stopped for speeding. Since I was driving on GenOn business, can I submit the speeding ticket for reimbursement?
A:	No, speeding tickets, parking tickets and other fines for traffic violations are non-reimbursable. Employees are encouraged to allow adequate time for safe travel and punctual arrival. Please note that you must report the event to your supervisor.

Vince Menta, Vice President
Engineering and Technical Services
Q:	As I am trading energy for GenOn, I notice that there is a good market for natural gas. I have been dabbling with trading for my own benefit, so is it OK for me to trade in natural gas for my own account?
A:	No. GenOn’s Risk Management Policy prohibits employees from trading for their own accounts a commodity traded by GenOn.
Q:	I don’t have time to check all the invoices that come across my desk. Isn’t it the responsibility of the clerk who prepared it and the employee who submitted it to make sure an invoice is correct?
A:	Each of us is responsible for making sure all invoices and reports are filled out correctly. If you are approving an invoice, you are responsible for its accuracy.
Q:	I was wondering if I could ask a vendor to support me in my personal fundraising efforts for a charitable organization?
A:	Yes, but you should tell them that your business relationship will not be affected either way.
If you witness a violation or have a concern related to GenOn’s financial reporting, raise the issue through any of the reporting avenues described in detail near the end of this code. All such concerns are reviewed and retained by the Audit Committee of GenOn’s Board of Directors.
Trading Energy Ethically
Energy trading has received a black eye in recent years. In fact, some energy companies have discontinued their energy trading activities due to the controversy and unwanted negative associations.
At GenOn, we recognize the importance of energy trading in maximizing the value of our operations and we’re committed to trading energy legally and ethically.
Any employee who is involved in GenOn’s energy trading activities is expected to understand and follow the laws and regulations surrounding sound and ethical energy trading practices in the power industry. He or she must ensure that GenOn accurately and fully reports information about its energy trading and business operations.
For additional information, refer to EPSA’s Code of Ethics for Electric Power Suppliers. In addition, review GenOn’s Market Rules and Price Reporting Policy and the Guidelines for Compliance with Trade Regulation Laws within the Risk Management Policy which provides detailed information about FERC and CFTC compliance areas such as bidding, reporting plant outages to independent system operators and price reporting to index publishers. These documents may be found on the company’s Policy Page. More information about your responsibilities may also be obtained from the Risk Control Team.
Respecting Company Property
Is taking home a couple of reams of paper and a box of manila folders for personal use OK? How about borrowing some welding equipment from the plant for a home project? The answer to both questions is “No.” Whether small or large in dollar value, the misappropriation or theft of any GenOn resource is unacceptable.
Greg Thompson, Senior Trader

Retaining Business Records
In recent years, companies have been punished for not retaining records. Requirements for retaining business records are governed by various federal and state laws. GenOn also has an obligation to prevent the destruction of documents related to an investigation, claim or lawsuit. GenOn’s Risk Area Officers are responsible for defining the records retention requirements for their area. If you have any questions about records retention, contact the appropriate Risk Area Officer or review the GenOn Records Management Policy.
What qualifies as a record? The definition will change depending on the type of work you do but it can be a paper document, an audio or video recording, an e-mail or even your calendar of appointments. It’s important to know that the location of the record — whether it’s in the office, in your car or at home — doesn’t change our obligation not to destroy it.
Any GenOn record could be used as evidence in a lawsuit. The improper destruction of records could have serious consequences — including civil and criminal penalties — for the Company and for you personally. Talk with your supervisor about the records you should retain and when it’s OK to destroy them.
To ensure proper documentation is kept when executing contracts and legal documents that commit GenOn to perform, please be sure to refer to the Contract Approval Policy which may be found on the company’s Policy Page. More information about your responsibilities may also be obtained from Legal Services.
Safeguarding Corporate Resources
Confidential Information and Intellectual Property
Did you know that confidential information and intellectual property are important Company resources? Confidential information and intellectual property are key tools we use to create value for the owners of the Company and, as such, need to be safeguarded. Intellectual property includes copyrights, patents, licenses, trademarks and trade secrets.
All employees are bound by GenOn’s policies regarding intellectual property and confidential information. These policies reinforce the expectation of all employees and directors that they hold and use this information properly.
Also, in your day-to-day job, you may become aware of confidential information about our customers, suppliers and business partners. Acting ethically means we don’t use confidential information or intellectual property belonging to GenOn or others for our own personal benefit. Please refer to the Confidential Information and Security Policy, which may be found on the company’s Policy Page. More information about your responsibilities may also be obtained from your HR manager.
Liz Sorensen
Chemical Process Technician
Q:	When a specific project is completed, can I throw out all the project documents?
A:	Retention guidelines differ from group to group and project to project. Additionally, GenOn has a legal obligation to prevent the destruction of documents related to an investigation, claim or lawsuit. Talk with your manager, someone in Legal Services or the appropriate Risk Area Officer if you aren’t sure what to do with your documents or when you can destroy them.

Benjamin Dilworth
Plant Technician–Operator
Q:	I was surfing the web during lunch one day and accidentally clicked to a pornographic web site. I immediately closed my browser and notified the Client Support Center of the web address. Am I in trouble?
A:	No, you did the right thing.
GenOn makes every effort to block inappropriate and unlawful web sites. The Client Support Center can block this web address for future users.
Willie Johnston
Operations Specialist
Other Company Tools
It’s OK to use Company resources such as Internet access, e-mail and phones as long as the use doesn’t interfere with your work, create additional cost for the Company or violate any laws or GenOn policies. It’s not acceptable to use these Company tools for your own personal gain or in a manner that is offensive to others. By law, any e-mail you send or receive while using a company resource belongs to the Company, even if you are using your personal computer or private e-mail address. The Company may use them or someone can obtain them from the Company in a lawsuit. If you want a personal e-mail kept private, send or receive it at home. Please refer to the Confidential Information and Security Policy, which may be found on the company’s Policy Page. More information about your responsibilities may also be obtained from Ethics and Compliance.
Company property and equipment should not be borrowed or used for any non-GenOn purpose unless such use is consistent with your location’s policies and practices and approved by your supervisor.
Threats to Our Power Facilities
As a power producer, it’s possible that our facilities might become the target of terrorists and others with ill intent. If you see an unauthorized person attempting to compromise GenOn’s computer data, software and equipment, or gain access to our facilities, call the Corporate Security group immediately. Our 24-hour emergency line is 832-357-5400.
Working Safely and Staying Healthy
You’ve been working at your power plant for many years. You know the ins and outs of how the plant works and what to avoid. So, you don’t need safety training, right?
Not so. Carelessness is our biggest safety risk. The safety of our employees is of the utmost importance and training is absolutely essential.
Without proper safety procedures and training, running power plants can be a dangerous business. We protect ourselves and our co-workers by following safety procedures, practicing the Key Rules of Safety, completing safety training in a timely fashion and using our common sense. Keeping ourselves injury-free is so important that disciplinary actions may be taken if an employee doesn’t complete the required safety training.
It’s a well-known fact that using alcohol, drugs and medications — prescription or otherwise — can impair decision-making and motor skills. Use of alcohol or illicit drugs at work is strictly prohibited. If you need to take any drug or medication that may impair your ability to safely perform your assigned duties, you must advise your supervisor.
Subject to the narrow exceptions for security personnel and Company-authorized hunts contained in GenOn’s Employment Policy, GenOn prohibits all weapons from its property as described in the Employment Policy. More information about your responsibilities may also be obtained from Human Resources.

Preventing Workplace Violence
It seems that every few months or so, we hear media reports of workplace violence in a corporate office or industrial facility somewhere in the world. Often these incidents have nothing to do with any work-related conflicts, but rather stresses over finances or problems at home — making such episodes even more difficult to predict.
GenOn is committed to maintaining a safe work environment to the fullest extent reasonably possible, and has zero tolerance for any acts of intimidation, harassment, threats of violence, or actual violence that may involve GenOn employees and/or occur on GenOn premises.
Specific examples of unacceptable conduct prohibited under this policy include but are not limited to:
•	Hitting or shoving an individual.
•	Threatening to harm an individual or his/her family, friends, associates or property.
•	The intentional destruction or threat of destruction of property owned by the Company, an employee or an agent of GenOn.
•	Harassing or threatening phone calls, e-mail, or mail to an employee’s home or office or an agent of GenOn.
•	Harassment, unlawful or unauthorized surveillance, or stalking.
•	Unauthorized possession or use of firearms or weapons on Company property.
•	Loud, angry or disruptive behavior that is clearly not a part of the typical work environment.
•	Any other conduct that a reasonable person could perceive as threatening.
These and other potential threats to employees such as acts of violence, intimidation or coercion have no place at GenOn, and employees acting in this manner may be subject to immediate suspension, dismissal or criminal charges. If you witness or are subjected to any behavior that you reasonably believe violates this policy or reasonably believe that one of your colleagues is behaving in such a way that he presents a danger to himself or others, you should immediately notify your manager, Human Resources and Corporate Security, regardless of the relationship between the individuals involved. It could save someone’s life.
Refer to the Employment Policy and your location’s safety policies for important details.
Domestic Partner Violence
It may not seem relevant to the workplace, but domestic partner violence can have an adverse affect on GenOn in many ways. Employees who are victims of domestic violence may be unable to work or distracted from work due to physical injuries or emotional trauma. Moreover, their abusers may pose a threat to the workplace by stalking or harassing the employee and his or her colleagues.
Therefore, if an employee lawfully obtains a valid protective or restraining order that includes Company locations as protected areas, a copy of that order must be provided to his or her manager or appropriate HR Manager, Corporate Security, or Legal Services representatives. Recognizing the sensitivity of this information, the Company will endeavor to maintain the confidentiality of this information while taking reasonable steps to ensure the safety of the employee involved.
Q:	I was at an event where my manager was drinking heavily. During the event, he was called back to work. He went back to the plant even though his speech was slurred as he was leaving. Do I need to report this?
A:	Yes. Employees are prohibited from working under the influence of drugs or alcohol and all employees are expected to raise concerns about violations of our Code or policies. Normally, you should report violations to your manager, but in this situation it would be more appropriate for you to talk with your manager’s boss, your HR manager, someone in Legal Services or Ethics Compliance, a Risk Area Officer or the Chief Compliance Officer; or, raise your concerns through GenOn’s Compliance Hotline, called the Guideline.
Q:	One of my co-workers is acting oddly, and I overheard him making general threatening remarks. What should I do?
A:	Immediately notify Corporate Security and your supervisor. We have an ethical responsibility to our co-workers as well as to the Company.

Tim Klares
Environmental Analyst
Q:	I overheard a supervisor making inappropriate comments about a co-worker’s religious beliefs during a meeting. I know this is wrong, but I don’t know what to do.
A:	You should raise your concerns to your supervisor, someone in Ethics and Compliance, Legal Services, Human Resources, your Risk Area Officer or the Chief Compliance Officer, or the compliance hotline, called the Guideline.
Kathy Lentz, Cindy Lawton,
and Robin Tinkey Station
Administrator, and
Administrative Assistants
Respecting Each Other
Respect is a basic human need. Everyone wants and deserves to feel important and valuable, and it’s in an atmosphere of mutual respect that we are able to do our best work.
What does respect look like?
•	Treating employees fairly. We’re committed to hiring, training, promoting and paying based on merit and experience.
•	Providing equal opportunity to all qualified candidates without regard to factors protected by law or unrelated to the person’s ability to do the job, such as, but not limited to, race, gender, color, religion, age, national origin, disability, sexual orientation, pregnancy or veteran status. We believe differences among employees create stronger teams.
•	Refraining from showing hostility, harassment, unwanted sexual advances and other unprofessional conduct.
Please refer to the Harassment/Discrimination/Retaliation-Free Workplace Policy, which may be found on the company’s Policy Page. More information about your responsibilities may also be obtained from Human Resources. Note that you are obligated to report any harassment you believe has occurred to your supervisor, someone in Ethics and Compliance, Legal Services, Human Resources, your Risk Area Officer or the Chief Compliance Officer, or the compliance hotline, called the Guideline.

Doing the Right Thing in the Community
Protecting the Environment
We create value for our owners through the generation and sale of electricity in a safe, reliable and environmentally responsible manner. To succeed in our mission, we strive to meet or exceed applicable environmental laws; mitigate adverse environmental effects through balanced, sound, and financially reasonable solutions; implement business practices that go beyond applicable law when necessary to protect health and the environment; and act honorably and ethically, and as good corporate citizens.
Compliance with applicable laws is the cornerstone of our environmental philosophy. To do this, we use a comprehensive environmental management system, integrating environmental considerations into business operations and strategy. We are good environmental stewards in our plants and communities. We deploy technology in a sound and financially responsible way to mitigate environmental effects. And, we seek to collaborate with communities and organizations to undertake activities that improve the environment.
Every employee has a role to play in these commitments. Effectively protecting the environment means we all take ownership of, and responsibility for, implementing our environmental policy. If you ever have a concern about GenOn’s environmental performance, please notify your supervisor immediately, or raise the issue through the compliance hotline, called the Guideline, or ChiefComOfficer@genon.com.
Maintaining Appropriate Government Relations
Corruption: noun 1: lack of integrity or honesty (especially susceptibility to bribery); use of a position of trust for dishonest gain.
As a good corporate citizen, GenOn strives to act in the best interests of the communities it serves. That means we comply with anti-corruption laws. Giving anything of value to a government official or an employee of a governmental entity to influence his or her judgment while performing official duties is against the law and is not how GenOn does business.
The rules around giving gifts and providing entertainment to government officials and employees vary from jurisdiction to jurisdiction and agency to agency. Before offering a gift or entertainment or even purchasing a meal for any governmental official or employee, contact GenOn’s Assistant General Counsel for Government and Regulatory Affairs to make sure it is appropriate and legal. You must request prior written approval from Ethics and Compliance before paying for travel expenses for any government official.
GenOn also complies with laws regarding registration and reporting by Company representatives engaged in lobbying or other politically motivated activities in all the locations where we operate. It is important that employees who are not listed as lobbyists coordinate any interface with members of Congress, their staffs and/or political officials within various federal agencies through the Assistant General Counsel for Government and Regulatory Affairs. This will help to manage lobbying activities, as well as ensure proper compliance with lobbying registration, reports and laws.
Please refer to the Government Relations Policy which may be found on the company’s Policy Page. More information about your responsibilities may also be obtained from the Assistant General Counsel for Government and Regulatory Affairs.

Q:	I support a political candidate in my community who is aligned with GenOn’s positions on energy. Will the Company reimburse me for my contribution?

A:	No. GenOn encourages all employees to be active in their community and the political process. However, GenOn will not reimburse any employee for personal contributions to a political candidate, campaign or party. This includes tickets to dinners, rallies or other functions.

Q:	A federal government official came to the plant for a site visit. Is it OK for me to pay for the official’s travel expenses?

A:	Payment or reimbursement of a covered federal official’s travel expenses — including airfare or lodging — requires prior written approval from GenOn’s General Counsel and approval by the Senate or House Ethics Committee. To ensure the Company is in compliance with all applicable lobbyist laws and rules, employees must seek guidance from the Assistant General Counsel for Government and Regulatory Affairs.

Q:	My manager asked me to complete the monthly environmental reports that get filed with the EPA while he’s on vacation. Before he left, he tried to save me some time by filling in the readings as they were last month. These readings may be accurate since they don’t generally change too much. What should I do?

A:	You should complete the report with actual readings. GenOn provides accurate and timely information to environmental agencies. You should not submit a report which you know is inaccurate.

Q:	I think someone in my group might be doing some underhanded deals with a vendor. Can I dig around and do my own investigation before telling anyone else?

A:	Investigations of alleged violations may involve complex legal issues, and acting on your own may compromise the integrity of an investigation and adversely affect both you and the Company. It’s best to contact Ethics and Compliance who will coordinate the efforts.
Neera Patel, Trader
What Every Employee Needs to Know About...
Violating the Code
It’s important for all employees to understand that violating this Code of Ethics and Business Conduct may result in disciplinary action. This could include termination of employment. Violations of certain provisions may also result in civil or criminal prosecution under applicable laws.
Our Code sets forth our expectations for all of our employees and directors but does not modify your employment relationship with GenOn. This Code and the policies supporting it are not a contract of employment and do not guarantee any employee continuing employment.
Making Amendments and Waivers to the Code
GenOn may waive or amend this Code and reserves the right to do so at any time without advance notice. However, waivers of the Code are neither standard nor taken lightly. Any waiver of this Code for an employee can only be made by the Chief Compliance Officer upon due consideration of the facts and circumstances of a specific situation. Any waiver of this Code for any executive officer or director can be made only by the Board of Directors or an independent committee of the Board upon due consideration of the facts and circumstances of a specific situation, and must be promptly disclosed as required by law, stock exchange listing standards or other applicable rules or regulations.
Reporting and Resolving Ethics and Business Conduct Issues
If you ever have a concern that the Code of Ethics and Business Conduct is not being observed, you are obligated to speak up. The best option is usually to talk to your supervisor. You may also bring your concerns to someone in Ethics and Compliance, Legal Services, Human Resources, your Risk Area Officer or the Chief Compliance Officer. The key is to ensure that your concern is voiced so that it may be heard and addressed. You may submit questions or concerns to the Company by contacting a member of the Ethics and Compliance team directly, via mail or email as follows:
Chief Compliance Officer
GenOn Energy, Inc.
P.O. Box 3795
Houston, Texas 77253
ChiefComOfficer@genon.com
If for any reason you are uncomfortable speaking directly with GenOn personnel, you are encouraged to call GenOn’s Ethics and Compliance hotline, called the Guideline.
The Guideline is a 24 hour toll-free service which can be accessed via phone at 1 866 MY-ETHIC (1-866-693-8442), or via the internet at http://www.guideline.lrn.com.
There is no tracing equipment or other means of identifying the caller. Providing your name allows GenOn to contact you, if necessary, during an investigation and may assist in better addressing your concern, but the decision whether to provide your identity is up to you.
The Guideline is administered by EthicsPoint, an outside company, to assure anonymity and confidentiality if desired. The Guideline website is hosted by EthicsPoint secure servers which are not associated in any way with the GenOn website or the GenOn intranet.

When you file a concern, you will be given a Report Key and/or Password to use to track your concern and its status. Your concern or question will be reviewed or investigated, as appropriate. Afterwards, a response to the concern will be provided to you through EthicsPoint, the Guideline vendor. You must call or log in to EthicsPoint in order to obtain the outcome of your report.
To submit a report online at http://www.guideline.lrn.com, click on the text box labeled “Submit a Report” and enter “GenOn”. Find the Company’s name listed and click on the button labeled “Select Company/Institution.” Follow the instructions to file your report. You have the option to remain anonymous. Upon completion, you will be provided a “Report Key” and a Password so that you can check back regarding the status of your report. When you return to the Web site, select the button labeled “Follow-up on a Report.” If you choose to leave your contact information, a member of GenOn’s Ethics and Compliance team will follow up with you. If you choose to remain anonymous, you will need to call the Compliance and Ethics Help Line after the specified “Follow-up Date” and provide your report number and password to obtain the status of your reported concern.
Anyone desiring to raise a complaint or concern regarding accounting issues or other compliance matters directly with the Audit Committee of the Board of Directors has the ability to do so via our outside vendor:
GenOn Energy, Inc. — Audit Committee
via EthicsPoint, Inc.
P.O. Box 230369
Portland, OR 97281-0369
All calls, reviews or investigations will be handled as confidentially as possible; however, during the investigation process total anonymity cannot be guaranteed.
No employee will suffer retaliation from the Company because of a report made in good faith. “Good faith” means that you reasonably and honestly believe you are accurate in your perception and assessment of the situation you are reporting.
David Frandsen, Senior Engineer

James Robinson
Power Plant Technician
Homer Lewis
Shift Supervisor
Conclusion: Acting Honorably
GenOn is committed to operating honorably and ethically in all business-related endeavors. GenOn expects and requires an equal commitment to ethical behavior from each of its employees and directors.
As always, the best guidelines are individual conscience, common sense and unwavering compliance with all GenOn policies, applicable laws and regulations. Doing the right thing is not always the easiest answer, but it is always the best answer.
We can all meet our responsibilities by:
•	Understanding and following the Code of Ethics and Business Conduct;

•	Understanding and following all applicable GenOn policies;

•	Reporting concerns, giving feedback and suggesting improvements to management;

•	Respecting ourselves and those with whom we work and do business;

•	Working safely to protect ourselves and others;

•	Following through on our commitments; and

•	Asking questions to ensure we have the information needed to make a good decision.
For more detailed information on a particular subject covered in this Code, refer to the related GenOn policies, procedures and guidelines, which are available on the company’s Policy Page. More information about your responsibilities may also be obtained from Ethics and Compliance.
In closing, remember the best thing you can do when you are uncertain about the Code is to ask questions. You can ask your supervisor, someone in Ethics and Compliance, Legal Services, Human Resources, your Risk Area Officer, the Chief Compliance Officer, or the Ethics and Compliance Guideline.

GenOn Energy, Inc.
1000 Main Street
Houston, TX 77002
T 832 357 3000
F 832 357 0140
U www.genon.com